Exhibit 99.72

3168 262nd Street

Aldergrove, BC, V4W 2Z6

Telephone: 604.607.4000

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Extraordinary Meeting (the “Meeting”) of the shareholders of Grande West Transportation Group Inc. (the “Corporation”) will be held in a virtual-only format conducted via Zoom on Wednesday, March 24, 2021 at the hour of 11:00 a.m. (Pacific Time) for the following purposes:

(a)	To consider and, if thought fit, to approve by ordinary resolution a consolidation of the Corporation’s issued and outstanding common shares on the basis of three (3) pre-consolidated common shares for one (1) post-consolidated common share and to amend its Notice of Articles and Articles accordingly;

(b)	To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

IMPORTANT NOTICE

In light of the ongoing public health concerns related to COVID-19, and based on government recommendations to avoid large gatherings, the Corporation will not be permitting attendance in person. Shareholders are urged to vote on the matters before the Meeting by proxy and to listen to the Meeting online. Registered shareholders or proxyholders representing registered shareholders participating in the Meeting virtually will be considered to be present in person at the Meeting for the purposes of determining quorum. Non-registered shareholders who have not duly appointed themselves as a proxyholder will be able to attend the Meeting as a guest, but will not be able to vote at the Meeting.

All shareholders are entitled to attend and vote at the Meeting virtually in person or by proxy. The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 by 11:00 a.m. (Vancouver, British Columbia time) on Monday, March 22, 2021 at 2:00 pm (Toronto Time) (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on February 17, 2021 will be entitled to vote at the Meeting.

Shareholders will have two options to access the Meeting, being via teleconference or through the Zoom application, which requires internet connectivity. Registered shareholders wishing to vote in person and any shareholders wishing to view materials that may be presented by the Corporation’s management will need to utilize the Zoom application but any shareholder may listen to the Meeting via teleconference.

Registered shareholders participating via teleconference will not be able to vote in person at the Meeting as the Corporation’s scrutineer must take steps to verify the identity of registered shareholders using the video features.

In order to dial into the Meeting within Canada, shareholders will phone 1 778 907 2071 and enter the Meeting ID and Password noted below.

Outside of Canada, please find your local number: https://us02web.zoom.us/u/kcl8KZ4Zx2

In order to access the Meeting through Zoom, shareholders will need to download the application onto their computer or smartphone and then once the application is loaded, enter the Meeting ID and Password below or open the following link:

https://us02web.zoom.us/j/86007898595?pwd=c0dnWS9tTjMrT1BUSmhXdEFyTW9jZz09

Shareholders will have the option through the application to join the video and audio or simply view and listen.

Meeting ID: 860 0789 8595

Password: 406523

Meeting Material

This notice is accompanied by a management information circular (the “Circular”) and a form of proxy, which together provide additional information relating to the matters to be dealt with at the Meeting.

As set out in the notes to the Proxy, the enclosed proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 17th day of February, 2021.

By order of the Board of Directors.

GRANDE WEST TRANSPORTATION GROUP INC.

/s/ “William Trainer”

William Trainer
CEO, President and Director

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